February 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ConnectOne Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-185979)

Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the general Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the offering described in the Prospectus contained in the above-captioned Registration Statement, ConnectOne Bancorp, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement be declared effective at 4:00 p.m. Eastern Standard Time on Monday, February 11, 2013 or as soon thereafter as practicable.

In making the foregoing request, we hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

CONNECTONE BANCORP, INC.

By:	/s/ William S. Burns
Name:	William S. Burns
Title:	Executive Vice President and CFO

STIFEL, NICOLAUS & COMPANY, INCORPORATED

February 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	ConnectOne Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-185979

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between February 1, 2013 and the date hereof 3,616 copies of the registrant’s Preliminary Prospectus, dated February 1, 2013, were furnished as follows: 1,010 to institutional investors and 2,606 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. (Washington, D.C. time) on February 11, 2013 or as soon thereafter as practicable.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
As a representative of the Prospective Underwriters

By:	/s/ Justin Bowman
Name:	Justin Bowman
Title:	Managing Director